SEC

19010327

SEC
Mail Processing
Section
MAR 18 2019
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooks, Houghton Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Third Avenue - 24th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Centofanti - 212-329-1675
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One - Suite 4103	Iselin	New Jersey	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kevin Centofanti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooks, Houghton Securities, Inc, as of March 15, 2019, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEMLY PIERRE
Notary Public, State of New York
No. 02P16356539
Qualified In Kings County
Commission Expires 04/03/2021

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKS, HOUGHTON SECURITIES, INC.

CONTENTS

DECEMBER 31, 2018

---

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Brooks, Houghton Securities, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Brooks, Houghton Securities, Inc** (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Computation of Net Capital; Computation for Determination of Reserve Requirements Under to Rule 15c3-3 of the Securities and Exchange Commission; and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC
Iselin, New Jersey
March 15, 2019

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Current assets:		
Cash		$ 5,657
Money Market account		21,586
Due from affiliated company		47,693
Prepaid expenses		1,448
Total assets		**$ 76,384**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accrued expenses		$ 6,500
Total liabilities		**6,500**
Stockholders' equity:		
Common stock, no par value 1500 shares authorized 200 shares outstanding	$ 5,000	
Additional paid-in-capital	85,886	
Retained earnings	(21,002)	
Total stockholders' equity		**69,884**
Total liabilities and stockholders' equity		**$ 76,384**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:	
Fee income	$ 6,500
Investment income	289
Total revenue	**6,789**
Expenses:	
Management fees	$ 30,000
Telephone	4,550
Regulatory fees and expenses	4,432
Office supplies	3,085
Professional fees	19,450
Commission expense	3,900
Outside services	5,221
Equipment rental	2,585
Bad debt	100,000
Other expenses	1,287
Total expenses	**(174,510)**
Net loss before Federal Income Tax	**(167,721)**
Less: Federal taxes	0
Net Income (loss)	**$ (167,721)**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flow from operating activities:	
Net Loss	$ (167,721)
Adjustments to reconcile net loss to net cash used in operating Activities:	
Bad Debt	$100,000
Expense sharing	43,209
Changes in operating assets and liabilities:	
Money Market account	(282)
Prepaid expenses	944
Accrued expenses	2,434
Total Adjustments	**146,305**
Net cash used by operating activities	**(21,416)**
Net decrease in cash and cash equivalents	**(21,416)**
Cash and cash equivalents – January 1, 2018	**27,073**
Cash and cash equivalents – December 31, 2018	**$ 5,657**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

Stockholders equity, January 1, 2018	$ 238,360
Retained Earnings Adjustment	(755)
Net Income (Loss)	(167,721)
Stockholders equity, December 31, 2018	**$ 69,884**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

1. **ORGANIZATION:**

   Brooks, Houghton Securities, Inc. (the "Company"), is a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. (FINRA). The company became a corporation on August 7, 1990. The Company advises small and medium sized clients how to raise capital.

2. **SIGNIFICANT ACCOUNTING POLICIES:**

   The Company is a corporation for federal and state income tax purposes. Deferred taxes are immaterial. These financial statements have been prepared in conformity with generally accepted accounting principles.

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   On January 1, 2018 the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings.

3. **NET CAPITAL REQUIREMENTS:**

   As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain. Minimum net capital of $5,000, or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2018 the Company had net capital of $20,251as indicated on page 7 of this audited report which was $15,251 in excess of it's required net capital of $5,000. In January 2019, the Company filed Part IIA of Form X-17a-5 (unaudited) and reported net capital of $20,250.

4. **RELATED PARTY TRANSACTIONS:**

   Pursuant to an agreement between Brooks, Houghton Securities, Inc. (the Company) and Brooks, Houghton & Co, Inc., updated January 2, 2017, Brooks, Houghton & Co., Inc. provides the use of its facilities to the Company. Occupancy, management fee and other monthly costs, totaling approximately $3,600 per month, are charged under the agreement. At December 31, 2018 Brooks, Houghton & Co, Inc. owes the company approximately $48,000.

5. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events or transaction that may have occurred since December 31, 2018 and determined that there are no material events that would require disclosures in the Company's financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2018

Common Stock		$ 5,000
Additional paid-in-capital		85,886
Retained earnings		(21,002)
		69,884
Less: non-allowable assets		(49,141)
Net capital before haircuts		20,743
Less: haircuts on securities (2% of $ 3,070 = $ 61) (2% of $21,586 = $432)		(493)
Net capital		**20,250**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate Indebtedness $6,500)	$ 434	5,000
Excess net capital		**$ 15,250**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 6,500
Percentage of aggregate indebtedness to net capital	32.1%

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2018

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 20,250
Net capital per audited report, December 31, 2018	**$ 20,250**

No material differences existed between the unaudited and audited net capital computation.

BROOKS, HOUGHTON SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

BROOKS, HOUGHTON SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the rule.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Brooks, Houghton Securities, Inc.

We have reviewed management's statements, included in the accompanying Brooks, Houghton Securities, Inc. Exemption Report, prepared as required by 17 C.F.R § 240.17a5(d)(1) and (4), in which (1) Brooks, Houghton Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which Brooks, Houghton Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i)*, (the "Exemption Provisions") and (2) Brooks, Houghton Securities, Inc. stated that Brooks, Houghton Securities, Inc. met the identified Exemption Provisions throughout the most recent fiscal year without exception. Brooks, Houghton Securities, Inc.'s management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brooks, Houghton Securities, Inc.'s compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)*(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC
Iselin, New Jersey
March 15, 2019

BROOKS, HOUGHTON SECURIITES, INC.

EXEMPTION REPORT
DECEMBER 31, 2018

Brooks, Houghton Securities, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k) (2) (i).
2. The Company met such exemption provision of 17 C.F.R. 240.15c3-3 (k)(2)(i) throughout the Most recent fiscal year without exception.

I, Kevin Centofanti, President of Brooks, Houghton Securities Inc., affirms that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Kevin Centofanti

Title: President
Dated: 3/15/2019